Exhibit 99.1

Biofrontera AG: Release according to Article 40, Section 1 of the WpHG

Release according to article 40 para. 1 WpHG

Leverkusen, Germany (pta/26.11.2020/15:00) - Release of Voting Rights Announcement

Voting Rights Announcement

1. Details of issuer:

Name:	Biofrontera AG
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen, Germany

2. Reason for notification:

Mandatory conversion of the subordinated mandatory convertible bond

3. Details of person subject to the notification obligation

Natural person (first name, surname): Wilhelm K. T. Zours Date of birth: 1961-07-28

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3

DELPHI Unternehmensberatung Aktiengesellschaft, Deutsche Balaton Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG

5. Date on which threshold was crossed or reached

20.11.2020

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	29.74	0.00	29.74	47,747,515
Previous notification (if applicable)	28.95	2.64	31.58

7. Details on total positions

a. Voting rights attached to shares (Sec.s 33, 34 WpHG)

ISIN	Absolute direct (Sec. 33 WpHG)	Absolute indirect (Sec. 34 WpHG)	In % direct (Sec. 33 WpHG)	In % indirect (Sec. 34 WpHG)
DE0006046113	0	14,198,700	0.00	29.74
Total:		14,198,700		29.74

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Voting Rights Absolute	Voting Rights in %
			0	0.00
		Total:	0	0

b.2 Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Cash or physical transaction	Voting Rights Absolute	Voting Rights in %
				0	0.00
			Total:	0	0

8. Information in relation to the person subject to the notification obligation

Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.73		29.73
- Strawtec Group AG
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.73		29.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.73		29.73
- ABC Beteiligungen AG	29.73		29.73
- Heidelberger Beteiligungsholding AG	29.73		29.73
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.73		29.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.73		29.73
- SPARTA AG	29.73		29.73
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.73		29.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.73		29.73
- Prisma Equity AG	29.73		29.73
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.73		29.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.73		29.73
- Deutsche Balaton Biotech AG	29.73		29.73
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.73		29.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.73		29.73
- MARNA Beteiligungen AG
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.73		29.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.73		29.73
- Altech Advanced Materials AG
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.73		29.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.73		29.73
- Ming Le Sports AG

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting: N/A

10. Other useful information

DELPHI Unternehmensberatung Aktiengesellschaft, Deutsche Balaton Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG, Prisma Equity AG, ABC Beteiligungen AG and Heidelberger Beteiligungsholding AG signed a voting pool agreement on January 28, 2020. (For further information see previously published voting rights announcements)

Date

25.11.2020

(end)

emitter: Biofrontera AG

address: Hemmelrather Weg 201, 51377 Leverkusen

country: Germany

contact person: Investor Relations

phone: +49 (0) 214 87 63 20

e-mail: ir@biofrontera.com

website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

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